                                                                    EXHIBIT 99.1

                                 FIRST AMENDMENT

      THIS FIRST AMENDMENT (the "AMENDMENT") is made and entered into as of May 3, 2005, by and between EOP OPERATING LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP ("LANDLORD") and LIGHTBRIDGE, INC., A DELAWARE CORPORATION ("TENANT").

                                    RECITALS

A. Landlord and Tenant are parties to that certain lease dated August 10,2004 (the "ORIGINAL LEASE"), which Original Lease has been previously amended by an instrument dated January 19, 2005 and (the Original Lease, as so amended, being referred to herein as the "LEASE"). Pursuant to the Lease, Landlord has leased to Tenant space currently containing approximately 19,097 rentable square feet (the "EXISTING PREMISES") described as Suite No. 310 on the 3rd floor and Suite No. 600 on the 6th floor of the building commonly known as US Bank Plaza, located at 10800 NE 8th Street, Bellevue, Washington (the "BUILDING").

B. Tenant has requested that additional space containing approximately 4,349 rentable square feet described as Suite No. 320 on the 3rd floor of the Building shown on EXHIBIT A hereto (the "EXPANSION SPACE") be added to the Existing Premises and that the Lease be appropriately amended and Landlord is willing to do the same on the following terms and conditions.

      NOW, THEREFORE, in consideration of the above recitals which by this reference are incorporated herein, the mutual covenants and conditions contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

1.    EXPANSION AND EFFECTIVE DATE. Effective as of the Expansion Effective
      Date (defined below), the Premises, as defined in the Lease, is increased from 19,097 rentable square feet on the 3rd and 6th floors to 23,446 rentable square feet on the 3rd and 6th floors by the addition of the Expansion Space, and from and after the Expansion Effective Date, the Existing Premises and the Expansion Space, collectively, shall be deemed the Premises, as defined in the Lease. The Term for the Expansion Space shall commence on the Expansion Effective Date and end on the Termination Date. The Expansion Space is subject to all the terms and conditions of the Lease except as expressly modified herein and except that Tenant shall not be entitled to receive any allowances, abatements or other financial concessions granted with respect to the Existing Premises unless such concessions are expressly provided for herein with respect to the Expansion Space.

      1.01. The "EXPANSION EFFECTIVE DATE" shall be the later to occur of (i) June 1, 2005 ("TARGET EXPANSION EFFECTIVE DATE"), and (ii) the date upon which the Landlord Work (as defined in the Work Letter attached as EXHIBIT B hereto) in the Expansion Space has been substantially completed; provided, however, that if Landlord shall be delayed in substantially completing the Landlord Work in the Expansion Space as a result of the occurrence of a Tenant Delay (defined below), then, for purposes of determining the Expansion Effective Date, the date of substantial completion shall be deemed to be the day that said Landlord Work would have been substantially completed absent any such Tenant Delay(s). A "TENANT DELAY" means any act or omission of Tenant or its agents, employees, vendors or contractors that actually delays substantial completion of the Landlord Work, including, without limitation, the following:

            a. Tenant's failure to furnish information or approvals within any time period specified in the Lease or this Amendment, including the failure to prepare or approve preliminary or final plans by any applicable due date;

            b. Tenant's selection of equipment or materials that have long lead times after first being informed by Landlord that the selection may result in a delay;

            c. Changes requested or made by Tenant to previously approved plans and specifications;

            d. The performance of work in the Expansion Space by Tenant or Tenant's contractor(s) during the performance of the Landlord Work; or

            e. If the performance of any portion of the Landlord Work depends on the prior or simultaneous performance of work by Tenant, a delay by Tenant or Tenant's contractor(s) in the completion of such work.

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            The Expansion Space shall be deemed to be substantially completed on the date that Landlord reasonably determines that all Landlord Work has been performed (or would have been performed absent any Tenant Delays), other than any details of construction, mechanical adjustment or any other matter, the noncompletion of which does not materially interfere with Tenant's use of the Expansion Space. The adjustment of the Expansion Effective Date and, accordingly, the postponement of Tenant's obligation to pay Rent on the Expansion Space shall be Tenant's sole remedy and shall constitute full settlement of all claims that Tenant might otherwise have against Landlord by reason of the Expansion Space not being ready for occupancy by Tenant on the Target Expansion Effective Date.

      1.02. In addition to the postponement, if any, of the Expansion Effective Date as a result of the applicability of Section 1.01. of this Amendment, the Expansion Effective Date shall be delayed to the extent that Landlord fails to deliver possession of the Expansion Space for any other reason (other than Tenant Delays by Tenant), including but not limited to, holding over by prior occupants. Any such delay in the Expansion Effective Date shall not subject Landlord to any liability for any loss or damage resulting therefrom. If the Expansion Effective Date is delayed, the Termination Date under the Lease shall not be similarly extended.

2. BASE RENT. In addition to Tenant's obligation to pay Base Rent for the Existing Premises, Tenant shall pay Landlord Base Rent for the Expansion Space as follows:

         PERIOD               ANNUAL RATE PER    MONTHLY BASE RENT
                                SQUARE FOOT
Expansion Effective Date
     through 9/30/06              $13.00            $4,711.42
 10/1/06 through 9/30/07          $13.50            $4,892.63
 10/1/07 through 9/30/08          $14.00            $5,073.83
 10/1/08 through 9/30/09          $14.50            $5,255.04

      All such Base Rent shall be payable by Tenant in accordance with the terms of the Lease.

      If the Expansion Effective Date is other than the Target Expansion Effective Date, the schedule set forth above with respect to the payment of any installment(s) of Base Rent for the Expansion Space shall be appropriately adjusted on a per diem basis to reflect the actual Expansion Effective Date, and the actual Expansion Effective Date shall be set forth in a confirmation letter to be prepared by Landlord. However, the effective date of any increases or decreases in the Base Rent rate shall not be postponed as a result of an adjustment of the Expansion Effective Date as provided above.

3. ADDITIONAL SECURITY DEPOSIT. Upon Tenant's execution hereof, Tenant shall pay Landlord the sum of $18,000.00 which is added to and becomes part of the Security Deposit, if any, held by Landlord as provided under Section 6 of the Lease as security for payment of Rent and the performance of the other terms and conditions of the Lease by Tenant. Accordingly, simultaneous with the execution hereof, the Security Deposit is increased from $31,325.34 to $49,325.34.

4. TENANT'S PRO RATA SHARE. From and after the Expansion Effective Date, Tenant's Pro Rata Share for the Expansion Space is 3.1658%.

5.    IMPROVEMENTS TO EXPANSION SPACE.

      5.1. CONDITION OF EXPANSION SPACE. Tenant has inspected the Expansion Space and agrees to accept the same "as is" without any agreements, representations, understandings or obligations on the part of Landlord to perform any alterations, repairs or improvements, except as may be expressly provided otherwise in this Amendment.

      5.2. RESPONSIBILITY FOR IMPROVEMENTS TO EXPANSION SPACE. Landlord shall perform improvements to the Expansion Space in accordance with the Work Letter attached hereto as EXHIBIT B.

6. EARLY ACCESS TO EXPANSION SPACE. If Tenant is permitted to take possession of the Expansion Space before the Expansion Effective Date, such possession shall be subject to the terms and conditions of the Lease and this Amendment and Tenant shall pay Rent and Additional Rent applicable to the Expansion Space to Landlord for each day of possession prior to the Expansion Effective Date. However, except for the cost of services requested by Tenant (e.g. freight elevator usage), Tenant shall not be required to pay Rent for the Expansion Space for any days of possession before the Expansion Effective Date during which Tenant, with the approval of Landlord, is in possession of the Expansion Space for the sole purpose of performing improvements or installing furniture, equipment or other personal property.

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

7. OTHER PERTINENT PROVISIONS. Landlord and Tenant agree that, effective as of the date of this Amendment (unless different effective date(s) is/are specifically referenced in this Section), the Lease shall be amended in the following additional respects:

      7.01  PARKING. Notwithstanding anything to the contrary contained in
            Section II.A of EXHIBIT F to the Original Lease, from and after the Expansion Effective Date, the "APPLICABLE NUMBER" shall be 61. All other terms and conditions of Section II of EXHIBIT F to the Original Lease shall remain in full force and effect, including, without limitation, the monthly rates for the Spaces as provided therein.

      7.02 MONUMENT SIGNAGE. Landlord shall construct a new exterior monument sign on the southwest corner of the Property (the "NEW MONUMENT SIGN") similar to the existing monument sign located outside the Building on N.E. 8th Street. Provided that Tenant remains in occupancy of at least 23,446 rentable square feet of space in the Building under the terms of the Lease, as hereby amended, and in consideration of a one time fee in the amount of $6,500.00 which shall be paid upon Tenant's execution and delivery of this Amendment, Tenant shall have the right to have Building standard signage (with Building standard typeface and design) identifying Tenant on the New Monument Sign. Any change or modification of the monument signage requested by Tenant, shall be subject to Landlord's approval, and shall be at Tenant's sole cost and expense. The monument signage rights described above are personal to the initial Tenant named under the Lease, or any successor as a result of a Permitted Transfer, but such monument signage rights cannot be assigned to any other assignee or subtenant.

8.    MISCELLANEOUS.

      8.01. This Amendment and the attached exhibits, which are hereby incorporated into and made a part of this Amendment, set forth the entire agreement between the parties with respect to the matters set forth herein. There have been no additional oral or written representations or agreements. Under no circumstances shall Tenant be entitled to any Rent abatement, improvement allowance, leasehold improvements, or other work to the Premises, or any similar economic incentives that may have been provided Tenant in connection with entering into the Lease, unless specifically set forth in this Amendment. Tenant agrees that neither Tenant nor its agents or any other parties acting on behalf of Tenant shall disclose any matters set forth in this Amendment or disseminate or distribute any information concerning the terms, details or conditions hereof to any person, firm or entity without obtaining the express written consent of Landlord.

      8.02. Except as herein modified or amended, the provisions, conditions and terms of the Lease shall remain unchanged and in full force and effect.

      8.03. In the case of any inconsistency between the provisions of the Lease and this Amendment, the provisions of this Amendment shall govern and control.

      8.04. Submission of this Amendment by Landlord is not an offer to enter into this Amendment but rather is a solicitation for such an offer by Tenant. Landlord shall not be bound by this Amendment until Landlord has executed and delivered the same to Tenant.

      8.05. The capitalized terms used in this Amendment shall have the same definitions as set forth in the Lease to the extent that such capitalized terms are defined therein and not redefined in this Amendment.

      8.06. Tenant hereby represents to Landlord that Tenant has dealt with no broker in connection with this Amendment, other than Mike Schreck of Colliers Real Estate Services, Inc. ("TENANT'S BROKER"). Tenant agrees to indemnify and hold Landlord, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, mortgagee(s) and agents, and the respective principals and members of any such agents (collectively, the "LANDLORD RELATED PARTIES") harmless from all claims of any brokers, other than Tenant's Broker, claiming to have represented Tenant in connection with this Amendment. Landlord hereby represents to Tenant that Landlord has dealt with no broker in connection with this Amendment, other than Sharon Johnson of Equity Office Properties Management Corp. ("LANDLORD'S BROKER"). Landlord agrees to indemnify and hold Tenant, its trustees, members, principals, beneficiaries, partners, officers, directors, employees, and agents, and the respective principals and members of any such agents (collectively, the "TENANT RELATED PARTIES") harmless from all claims of any brokers, including Landlord's Broker, claiming to have represented Landlord in connection with this Amendment.

      8.07. Each signatory of this Amendment represents hereby that he or she has the authority to

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

            execute and deliver the same on behalf of the party hereto for which such signatory is acting.

9. CONTINGENCY. This Amendment is expressly contingent upon Landlord and US Bank National Association ("US BANK") entering into an agreement (the "TERMINATION AGREEMENT") terminating US Bank's lease with Landlord for the Expansion Space on or before April 21, 2005. If Landlord and US Bank fail to fully execute and deliver the Termination Agreement on or before April 21, 2005, then, at Landlord's option, this Amendment shall be null and void.

      IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Amendment as of the day and year first above written.

                         LANDLORD:

                         EOP OPERATING LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP

                         By: Equity Office Properties Trust, a Maryland real
                             estate investment trust, its general partner

                              By: /s/ Susan J. Murphy
                                 -----------------------------
                                      Susan J. Murphy
                                      Vice-President- Leasing
                                      Seattle Region

                         TENANT:

                         LIGHTBRIDGE, INC., A DELAWARE CORPORATION

                         By: /s/ Roy Banks
                             ----------------------------------
                         Name: Roy Banks

                         Title: President

                            LANDLORD ACKNOWLEDGMENTS

STATE OF Washington )

COUNTY OF King) ss:

      I, the undersigned, a Notary Public, in and for the County and State aforesaid, do hereby certify that Susan J. Murphy, personally known to me to be the Vice President - Leasing of Equity Office Properties Trust, a Maryland real estate investment trust, and personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that as such officer of said entity being authorized so to do, (s)he executed the foregoing instrument on behalf of said entity, by subscribing the name of such entity by himself/herself as such officer, as a free and voluntary act, and as the free and voluntary act and deed of said entity under the foregoing instrument for the uses and purposes therein set forth.

GIVEN under my hand and official seal this 3rd day of May, 2005.

  NATHAN PAUL GOOD                            Nathan Paul Good
   NOTARY PUBLIC                              ----------------
STATE OF WASHINGTON                            Notary Public
COMMISSION EXPIRES
  JANUARY 9, 2008

My Commission Expires: 1/9/08

                             TENANT ACKNOWLEDGMENTS

STATE OF Utah)

COUNTY OF Utah)ss:

      On this the 21 day of April, 2005, before me a Notary Public duly authorized in and for the said County in the State aforesaid to take acknowledgments personally appeared __________________, known to me to be the ___________________________ President of LIGHTBRIDGE, INC., a Delaware corporation, one of the parties described in the foregoing instrument, and acknowledged that as such officer, being authorized so to do, (s)he executed the foregoing instrument on behalf of said corporation by subscribing the name of such corporation by himself/herself as such officer and caused the corporate seal of said corporation to be affixed thereto, as a free and voluntary act, and as the free and voluntary act of said corporation, for the uses and purposes therein set forth.

      IN WITNESS WHEREOF, I hereunto set my hand and official seal.


                                                     Seeli Mortenson
                                         ---------------------------------------
My Commission Expires: 10/31/07  [LOGO]              SEELI MORTENSON
                                                      Notary Public
                                                      State Of Utah
                                          My Commission Expires October 31, 2007
                                              94/ South 500 East, Suite 200
                                                 American Park, UT 84003

                                   EXHIBIT A

                    OUTLINE AND LOCATION OF EXPANSION SPACE

                                  [FLOOR PLAN]

                                   EXHIBIT B

                                  WORK LETTER

      This Exhibit is attached to and made a part of the Lease by and EOP OPERATING LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP ("LANDLORD") and LIGHTBRIDGE, INC., A DELAWARE CORPORATION ("TENANT") for space in the Building located at 10800 NE 8th Street, Bellevue, Washington, commonly known as US Bank Plaza.

As used in this Work Letter, the "PREMISES" shall be deemed to mean the Expansion Space, as initially defined in the attached Amendment.

1. Landlord shall perform improvements to the Premises substantially in accordance with the plans prepared by Burgess Weaver Design ("LANDLORD'S ARCHITECT"), dated April 20, 2005 (the "PLANS"). The improvements to be performed by Landlord in accordance with the Plans are hereinafter referred to as the "LANDLORD WORK." It is agreed that construction of the Landlord Work will be completed at Landlord's sole cost and expense (subject to the Maximum Amount and further subject to the terms of Paragraph 4 below) using Building standard methods, materials and finishes. Landlord and Tenant agree that Landlord's obligation to pay for the cost of Landlord Work (inclusive of the cost of preparing Plans, obtaining permits, a construction management fee equal to 5% of the total construction costs, and other related costs) shall be limited to $89,154.50 (i.e. $20.50 per rentable square foot of the Expansion Space) (the "MAXIMUM AMOUNT") and that Tenant shall be responsible for the cost of Landlord Work, plus any applicable state sales or use tax, if any, to the extent that it exceeds the Maximum Amount. Landlord shall enter into a direct contract for the Landlord Work with a general contractor selected by Landlord. In addition, Landlord shall have the right to select and/or approve of any subcontractors used in connection with the Landlord Work. Landlord's supervision or performance of any work for or on behalf of Tenant shall not be deemed a representation by Landlord that such Plans or the revisions thereto comply with applicable insurance requirements, building codes, ordinances, laws or regulations, or that the improvements constructed in accordance with the Plans and any revisions thereto will be adequate for Tenant's use, it being agreed that Tenant shall be responsible for all elements of the design of Tenant's plans (including, without limitation, compliance with law, functionality of design, the structural integrity of the design, the configuration of the premises and the placement of Tenant's furniture, appliances and equipment). Notwithstanding the foregoing or any other provision of the Lease to the contrary, if the design of the Plans contains any material defect, then Landlord shall not, without Tenant's prior written consent (which may be withheld in Tenant's sole and absolute discretion), waive any claims Landlord may have against Landlord's Architect under the Architect Agreement (defined below) arising out of such defect, and, upon written notice and request from Tenant, Landlord shall, at its option, either (a) assign such claims to Tenant, or (b) pursue such claims directly against Landlord's Architect for Tenant's benefit (provided that Tenant shall pay all reasonable out-of-pocket expenses, including attorneys' fees and costs, incurred by Landlord in pursuing such claims). As used herein, "ARCHITECT AGREEMENT" shall mean that certain Agreement Between Owner and Architect, and that certain Addendum to Agreement Between Owner and Architect, each dated as of July 21, 2004, between Landlord and Landlord's Architect, pursuant to which the Plans were prepared.

2. If Landlord's estimate and/or the actual cost of the Landlord Work shall exceed the Maximum Amount, Landlord, prior, to commencing any construction of Landlord Work, shall submit to Tenant a written estimate setting forth the anticipated cost of the Landlord Work, including but not limited to labor and materials, contractor's fees and permit fees. Within 3 Business Days thereafter, Tenant shall either notify Landlord in writing of its approval of the cost estimate, or specify its objections thereto and any desired changes to the proposed Landlord Work. If Tenant notifies Landlord of such objections and desired changes, Tenant shall work with Landlord to reach a mutually acceptable alternative cost estimate.

3. If Landlord's estimate and/or the actual cost of construction shall exceed the Maximum Amount (such amounts exceeding the Maximum Amount being herein referred to as the "EXCESS COSTS"), Tenant shall pay to Landlord such Excess Costs, plus any applicable state sales or use tax thereon, upon demand. The statements of costs submitted to Landlord by Landlord's contractors shall be conclusive for purposes of determining the actual cost of the items described therein. The amounts payable by Tenant hereunder constitute Rent payable pursuant to the Lease, and the failure to timely pay same

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

      constitutes an event of default under the Lease. In the event that Landlord's estimate exceeds the actual costs of construction, Landlord shall pay to Tenant, promptly after Landlord's receipt, review and approval of all invoices, any Excess Costs paid by Tenant I excess of the actual costs of construction.

4. If Tenant shall request any revisions to the Plans, Landlord shall have such revisions prepared at Tenant's sole cost and expense and Tenant shall reimburse Landlord for the cost of preparing any such revisions to the Plans, plus any applicable state sales or use tax thereon, upon demand. Promptly upon completion of the revisions, Landlord shall notify Tenant in writing of the increased cost in the Landlord Work, if any, resulting from such revisions to the Plans. Tenant, within one Business Day, shall notify Landlord in writing whether it desires to proceed with such revisions. In the absence of such written authorization, Landlord shall have the option to continue work on the Premises disregarding the requested revision. Tenant shall be responsible for any Tenant Delay in completion of the Premises resulting from any revision to the Plans. If such revisions result in an increase in the cost of Landlord Work, such increased costs, plus any applicable state sales or use tax thereon, shall be payable by Tenant upon demand. Notwithstanding anything herein to the contrary, all revisions to the Plans shall be subject to the approval of Landlord.

5. Any portion of the Maximum Amount which exceeds the cost of the Landlord Work or is otherwise remaining after November 30, 2005 shall accrue to the sole benefit of Landlord, it being agreed that Tenant shall not be entitled to any credit, offset, abatement or payment with respect thereto.

6. This Exhibit shall not be deemed applicable to any additional space added to the Premises at any time or from time to time, whether by any options under the Lease or otherwise, or to any portion of the Premises or any additions to the Premises in the event of a renewal or extension of the original Term of the Lease, whether by any options under the Lease or otherwise, unless expressly so provided in the Lease or any amendment or supplement to the Lease.

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